Exhibit 99.1

Foresight Signs Collaboration Agreement with KONEC Sponsored by Hyundai’s Foundation for Co-Development Project of Autonomous Vehicle

The joint project with KONEC, a leading Korean Tier One supplier, sponsored by Hyundai’s Foundation of Korea Automotive Parts Industry Promotion (KAP), aims to develop a conceptual autonomous driving vehicle using Foresight’s 3D perception technology

Ness Ziona, Israel – May 29, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a co-development collaboration agreement with leading Korean Tier One automotive supplier KONEC Co. Ltd. (“KONEC”), sponsored by the Foundation of Korea Automotive Parts Industry Promotion (“KAP”), founded by Hyundai Motor Group, to integrate Foresight’s ScaleCam™ 3D perception technology into a conceptual autonomous driving vehicle.

This collaboration leverages KONEC’S expertise in developing advanced automotive systems with KAP’s mission to foster innovation within the automobile parts industry. The project will incorporate Foresight’s 360° 3D perception technology, enabling the conceptual autonomous driving vehicle to accurately perceive its surroundings. The successful integration of ScaleCam has the potential to significantly enhance the capabilities and safety of autonomous vehicles.

“We believe that the collaboration with KONEC represents a significant step forward in the development of next-generation autonomous driving solutions. By combining our resources, image processing expertise, and innovative technologies, we aim to accelerate the development and deployment of autonomous vehicles, ultimately contributing to safer transportation solutions in the Republic of Korea,” said Haim Siboni, CEO at Foresight.

Foresight’s ScaleCam, a cutting-edge 3D perception solution based on stereoscopic technology, is driven by advanced and proven image processing algorithms. ScaleCam provides seamless vision by using two visible-light cameras allowing highly accurate and reliable obstacle detection capabilities.

About the Foundation of Korea Automotive Parts Industry Promotion

The Foundation of Korea Automotive Parts Industry Promotion is Korea’s first autonomous, non-profit, public interest corporation, established by Hyundai Motor Group. The foundation’s mission is to support the growth and development of the Korean automobile parts industry through various initiatives, including research and development, education, and international cooperation.

About KONEC

KONEC is a technology company that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements. KONEC has entered the field of information processing technology using cameras, such as developing a license plate recognition system through collaboration with companies that have commercialized semiconductor SoCs and modules for IoT wireless communication.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the co-development collaboration will involve incorporating Foresight’s ScaleCam into a conceptual autonomous driving vehicle, that this integration has the potential to significantly enhance the capabilities and safety of autonomous vehicles, that the collaboration with KONEC represents a significant step forward in the development of next-generation autonomous driving solutions, and that the Company aims to accelerate the development and deployment of autonomous vehicles, ultimately contributing to safer transportation solutions in the Republic of Korea. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654